Steven M. Blondy
Executive Vice President and
Chief Financial Officer
Dex One Corporation

1001 Winstead Drive
Cary, North Carolina 27513
Tel:	919-297-1116
Fax:	919-297-1601
steve.blondy@dexone.com
December 17, 2010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention:   Mr. Larry Spirgel

Re:	Dex One Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 001-07155
This letter is submitted with respect to Dex One Corporation’s (“Dex One,” the “Company,” “we,” “us” and “our”) response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 3, 2010 (the “Comment Letter”), addressed to the Company with respect to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed by the Company on March 12, 2010 (the “Form 10-K”) and (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed by the Company on August 11, 2010 (the “Form 10-Q”).
The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to the Form 10-K or Form 10-Q, as applicable. Terms used and not defined are used in the same manner they are used in the Form 10-K and Form 10-Q, as applicable.

Form 10-K for the Year Ended December 31, 2009
Risk Factors, Page 15
1. Overall, your risk factor subheadings are overly broad and generic. Please revise your subheadings to clearly and concisely identify each risk that applies to your company.
Response
The Company plans to file its December 31, 2010 Form 10-K on or prior to March 1, 2011, as required. All risk factors to be included in the December 31, 2010 Form 10-K will be revised based upon the current state of our business and external environment and all risk factor subheadings will be revised to clearly and concisely identify each risk that applies to the Company.
Risk Factors, Page 15
2. Please limit each risk subheading to one risk. Instead of discussing multiple risks under one subheading, break your disclosure into separate, appropriately captioned, risk factors.
Response
The Company will endeavor to ensure that, wherever practicable, each risk factor subheading, as well as the content of such risk factor, will be limited to addressing one risk or group of closely related risks in our December 31, 2010 Form 10-K and in subsequent filings thereafter.
Our ability to meet substantial debt service obligations, Page 15.
3. We note your statement that on the effective date all outstanding term loans, revolving loans and termination payments outstanding under swap agreements under the R.H. Donnelley credit facility, the Dex Media East credit facility and the Dex Media West credit facility were converted into a new tranche of term loans pursuant to amended and restated credit facilities with R.H. Donnelley, Dex Media East and Dex Media West. These amended and restated credit facilities also provided for an initial prepayment of such loans. Please disclose the amount of this initial prepayment and when it was made.

Response
Principal prepayments of $511.3 million, comprised of $188.6 million under the Dex Media West credit facility, $109.9 million under the Dex Media East credit facility and $212.8 million under the RHDI credit facility, were made in January 2010 in accordance with the Plan in connection with our emergence from Chapter 11. As such, the Company first disclosed such principal prepayments in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, specifically on Page 5 of our Condensed Consolidated Statement of Cash Flows for the one month ended January 31, 2010, Page 23 of Note 3, “Fresh Start Accounting” and Page 68 of Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” Such disclosure was also repeated in our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2010 and September 30, 2010 and will be disclosed in our December 31, 2010 Form 10-K.
Our ability to meet substantial debt service obligations, Page 15.
4. Pursuant to the terms of the amended and restated credit facilities filed as exhibits to your Current Report on Form 8-K filed on February 4, 2010, you were required to make these prepayments pursuant to the terms of a letter agreement, dated May 29, 2009, by and among you, your subsidiaries and lenders. Please provide us with a description of the terms of this letter agreement and an analysis of why you did not file it as a material agreement pursuant to Item 601 of Regulation S-K
Response
The letter agreements referenced above are three separate support agreements (one for each of the R.H. Donnelley Inc. credit facility, the Dex Media West credit facility and the Dex Media East credit facility) each dated as of May 21, 2009 entered into among the Company and certain of its subsidiaries and the lender parties thereto in connection with the Company’s and its subsidiaries’ prearranged bankruptcy filings on May 28, 2009 (collectively, the “Lender Support Agreements”). The terms of the Lender Support Agreements are substantially similar in all respects. Under the Lender Support Agreements, the signing lenders agreed, among other things, (i) to support a plan of reorganization consistent with the term sheets agreed to by the Company, the three lender groups and the group of consenting noteholders of the Company and certain of its subsidiaries and (ii) not to sell or transfer any claim under the applicable credit agreement documents.
As disclosed in our June 30, 2009 Form 10-Q, specifically on page 7 in Note 1 to Condensed Consolidated Financial Statements (Unaudited) under “Proposed Plan of Reorganization” and page 30 of Item 2. “Management’s Discussion and Analysis — Chapter 11 Bankruptcy Proceedings and Plan of Reorganization,” the joint plan of reorganization filed with the Bankruptcy Court is consistent with the terms and conditions of the foregoing lender and noteholder support agreements, which formed the basis for the joint plan of reorganization.
Given that (i) the pre-bankruptcy filing and pre-emergence payments provided for in the terms sheets which formed a part of the Lender Support Agreements were fully disclosed in the Form 10-Q (as well as in Exhibit 99.1 to the Current Report on Form 8-K filed on May 29, 2009) and (ii) the salient terms of the Lender Support Agreements were ultimately embodied in the final joint plan of reorganization, as confirmed by the bankruptcy court on January 12, 2010, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 15, 2010 and incorporated by reference as Exhibit 2.1 to the Form 10-K, the Company, on advice of counsel, concluded that it was not required to file the Lender Support Agreements as material agreements pursuant to Item 601 of Regulation S-K.
Our ability to meet substantial debt service obligations, Page 15.
5. In the last paragraph of this risk factor you state that you expect to be able to generate cash flows from operations in amounts sufficient to fund your operations and satisfy your debt payments but that you can make no assurances that your business will generate sufficient cash flows from operations to enable you to fund your operations and satisfy your debt repayments. Please reconcile.
Response
The Company’s intent of the first statement noted on page 17, “Based on current financial projections, we expect to be able to generate cash flows from operations in amounts sufficient to fund our operations, satisfy our interest and principal payment obligations on our secured indebtedness and pay administrative expenses” was to provide the reader of our Form 10-K assurance that the Company had performed a going concern analysis, which resulted in the stated conclusion, and to address any concern about the Company’s ability to continue as a going concern for a reasonable period of time. The intent of the second statement noted on page 17, “We can make no assurances that our business will generate sufficient cash flows from operations to enable us to fund our operations, satisfy our interest and principal payment obligations on our secured indebtedness or for other purposes” was to emphasize the longer-term risk that current information used in our going concern analysis could change as a result of the risks noted in the risk factor. As noted above, all risk factors to be included in the December 31, 2010 Form 10-K will be revised based upon the current state of our business and external environment and will clarify the previous disclosure. The Company will revise this disclosure in our December 31, 2010 Form 10-K and with subsequent filings thereafter as applicable.

The inability to enforce any of our key agreements, Page 25
6. We note your disclosure that your arrangements with Qwest, CenturyLink and AT&T may be terminated by your counterparties prior to their stated terms under certain specified circumstances, some of which may be beyond your reasonable control and/or which may require extraordinary efforts or the incurrence of material excess costs on our part in order to avoid breach of the applicable agreement. To the extent you believe that certain of these specified circumstances that give rise to a termination right by your counterparties are reasonably likely to occur or not occur, as the case may be, please disclose those circumstances.
Response
The Company’s intent of the statement noted on page 25 regarding counterparty termination risk of the commercial agreements with Qwest, CenturyLink and AT&T under certain circumstances was to alert the readers of our Form 10-K of the possible termination risk and attendant cost with respect to these agreements. At the time we filed the Form 10-K (and subsequent quarterly reports on Form 10-Q) we had no information as to whether any circumstances that might give rise to a termination right by such counterparties was reasonably likely to occur or not occur, as the case may be. Accordingly, we had no such circumstances to disclose. This risk factor, along with all the other risk factors to be included in the December 31, 2010 Form 10-K will be reviewed and revised, as applicable, based on the current state of our business and external environment at the time of filing.
Reliance on, and extension of credit to, local businesses, Page 27
7. Please provide tabular disclosure quantifying the amount of aggregate credit currently extended to your clients, including aging.
Response
Our reference to the extension of credit to local businesses in the context of our Trade Receivables is associated with advertising contracts that typically require payment over twelve months. In the ordinary course of business, we generate Trade Receivables through the selling of advertising products and services on credit to local businesses. We define Trade Receivables as amounts due from customers under specified credit or payment terms for goods or services provided in the normal course of business operations.
We will revise our future filings to more clearly reflect that credit is being extended to local businesses in the context of Trade Receivables generated by the sale of advertising products and services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 38
8. In your future filings, please strive to eliminate repetitive or redundant disclosure. For example, the description of your business in Item 1 is largely repeated throughout your Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response
Commencing with the Company’s December 31, 2010 Form 10-K and with subsequent filings thereafter, we will strive to eliminate repetitive or redundant disclosures throughout the respective documents.
Corporate Overview, Page 38
9. In future filings, please revise the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company’s financial condition and operating results. A good introduction or overview would provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For example, the disclosure in the section entitled “Context and Perspective” on page 96 includes the type of discussion and trends, opportunities and challenges that could be helpful to an investor’s understanding of your business. For more information, refer to Part III.A. of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).
Response
The Company will provide more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company’s financial condition and operating results, as well as the actions we are taking to address opportunities, challenges and risks that affect the Company, in our December 31, 2010 Form 10-K and in subsequent filings thereafter.

Production and Distribution Expenses, Page 57
10. We note that your other expenses, net decreased by $7.3 million in 2009. Please discuss the factors that contributed to this decrease.
Response
The Company has a practice of combining variances less than $5.0 million into an “All other, net” category in our Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-K. For the year ended December 31, 2009, the largest component of the $7.3 million “All other, net” variance was a decrease in barter expense of $4.4 million driven by the continued decline in barter activity. The next largest component of the $7.3 million “All other, net” variance was a decline in incentive compensation expense of $1.4 million. On occasion, the Company may separately disclose variances less than $5.0 million if deemed qualitatively material to our operations.
Controls and Procedures
11. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your “disclosure controls and procedures are effective and sufficient to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Act of 1934 is recorded, processed, summarized and reported within the time periods specific [sic] in the Securities and Exchange Commission’s rules and forms.” In your future filings, please also specify your officers’ conclusion regarding the effectiveness of your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response
The Company will provide the requested disclosure as required by Exchange Act Rule 13a-15(e) in our December 31, 2010 Form 10-K and with subsequent filings thereafter.

Controls and Procedures
12. We also note that you provide disclosure regarding changes in your internal control over financial reporting on Page 90. Please provide disclosure regarding this material weakness in your Management’s Annual Report on Internal Control Over Financial Reporting pursuant to Item 308 of Regulation S-K.
Response
The Company disclosed the following on Page 90 in Item 9A of the Form 10-K:
“(b) Management’s Annual Report on Internal Control Over Financial Reporting Management’s Report on Internal Control over Financial Reporting and the independent registered public accounting firm’s attestation report on the Company’s internal control over financial reporting required under Item 308 of Regulation S-K have been included in Item 8 immediately preceding the Company’s consolidated financial statements.”
It is the Company’s belief that since we elected to present Management’s Report on Internal Control over Financial Reporting in Item 8 of the Form 10-K rather than Item 9A, cross-referencing Management’s Report on Internal Control over Financial Reporting in Item 9A to Item 8 satisfied the disclosure requirements of Item 308 of Regulation S-K. Commencing with the Company’s December 31, 2010 Form 10-K, we will relocate Management’s Report on Internal Control over Financial Reporting to Item 9A in order to satisfy the disclosure requirements of Item 308 of Regulation S-K. As the material weakness assessment was made as of December 31, 2008 and the remediation of such material weakness was made as of December 31, 2009, no reference will be made to either the material weakness or the remediation in the December 31, 2010 Form 10-K.
Compensation Discussion and Analysis, Page 95
Long-Term Incentives for 2009, Page 101
13. In your discussion of the 2009 LTIP beginning on page 101, you state that the awards to participants in your 2009 LTIP, including certain named executive officers, are dependent upon the attainment of certain performance measures related to the amount of the Company’s cumulative free cash flow for the 2009, 2010 and 2011 fiscal years. In future filings, please disclose within this section the quantitative/objective performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. Further, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed objective or target. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the objectives, targets or other factors, provide as much detail as necessary without providing information that would result in competitive harm. For more information, please see also Question 118.04 of Regulation S-K’s Compliance and Disclosure Interpretations.
Response
On May 8, 2009, the Company filed the Dex One Corporation 2009 Long-Term Incentive Program for Executive Officers (as adopted and effective as of March 9, 2009) as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (Commission File No. 001-07155). For your immediate reference, all performance measures are specifically disclosed and provided for in that filing. The Company will provide the requested disclosures noted above in its 2010 Proxy Statement to be filed with the Securities and Exchange Commission in the first quarter of 2011.
Compensation Discussion and Analysis, Page 95
Grants of Plan-Based Awards during 2009, Page 108
14. In footnote 2 to this table, you disclose that certain executive officers (including NEOs) received cash payment equal to one-half of the participant’s Maximum Long-Term Incentive Award payable under the 2009 LTIP. Please disclose the trigger for these payments and whether any of these payments can be clawed back if the company does not meet its free cash flow targets during the remainder of the performance period.
Response
As noted in the Form 10-K on Page F-30, the trigger for the 2009 LTIP payments was the “achievement of a restructuring, reorganization and/or recapitalization relating to the Company’s outstanding indebtedness and liabilities (the “Specified Actions”) during the Performance Period. Payments will be made following the end of the Performance Period or the date of a Specified Action, as the case may be.” There is no clawback feature under the 2009 LTIP, as all cash payments made are considered earned by the recipient once the performance condition has been achieved. The Company will disclose the trigger for the payments referenced above and that no clawback feature exists under the 2009 LTIP in its 2010 Proxy Statement to be filed with the Securities and Exchange Commission in the first quarter of 2011.

Compensation Discussion and Analysis, Page 95
Summary Compensation Table, Page 106
15. In footnote (d) to this table, you disclose that other compensation includes 401(k) equalization plan payments equal to the amount that you would have contributed as a matching contribution to the 401(k) plan in 2008 but for the contribution limitations under the tax laws. First, why are you making matching contributions for 2008 in 2009? Second, what is the difference between the equalization payments and payments under the Restoration Plan?
Response
The equalization plan payments for 2008 were made under the R.H. Donnelley, Inc. 401(k) Restoration Plan (the “Equalization Plan”), which was established to make participants whole with regard to company matching contributions for which they would otherwise be eligible under the R.H. Donnelley 401(k) Savings Plan (now known as the Dex One 401(k) Savings Plan) if not for the limitations under the Internal Revenue Code. The plan provided that equalization payments for a particular year be calculated and paid to participants in cash in the following fiscal year (i.e. payments related to 2008 compensation were calculated and paid in fiscal year 2009). This is why Equalization Plan payments for 2008 were included as 2009 compensation.
In 2009, the Company replaced the Equalization Plan with the Dex One Corporation Restoration Plan (formerly known as the R.H. Donnelley Corporation Restoration Plan) (the “Restoration Plan”). Under the Restoration Plan, Company contributions are credited to participant accounts under a non-qualified deferred compensation arrangement on the last day of the fiscal year (i.e. non-qualified deferred compensation credits for 2009 were calculated and allocated to participant accounts on December 31, 2009). This is why Restoration Plan payments were also included as 2009 compensation.
Because the Equalization Plan and the Restoration Plan provided for different crediting and/or payment schedules, two years of supplemental 401(k) compensation were reportable for the 2009 fiscal year and included in the summary compensation table in the Form 10-K.
Form 10-Q for the Quarterly Period Ended June 30, 2010
Note 3 — Fresh Start Accounting, Page 21
16. In light of the fact that you have taken a $752 million dollar impairment charge, please provide an analysis for changes in the cash flow projections and reasons for the changes that led to impairment four months after the performance of the initial valuation. Please also provide an explanation as to why the changes could not have been foreseen four months prior.

Response
Key Inputs
The Company’s business plan was the foundation for developing long-term financial projections used in both the Plan of Reorganization (“POR”) and fresh start accounting. Specific operating and financial metrics that drive or inform the long term forecast include, but are not limited to, customer numbers, customer behaviors (i.e., defect, decrease, maintain, increase), average spend per customer, consumer product usage, and sales representative productivity.
Summary of Development of Cash Flow Projections
The cash flow projections and business plan used in the POR were developed and approved by management and our Board of Directors using a robust process as noted in our Form 10-Q. The Company’s enterprise value was determined by a combination of values derived from discounted cash flows and cash flow multiples. Both of these methods used Dex One’s business plan as their foundation. The business plan was initially developed by management in late 2008 and was continually updated leading up to our filing for Chapter 11 bankruptcy and throughout the bankruptcy process based on information obtained throughout the bankruptcy process. Management finalized its post-emergence business plan in the fourth quarter of 2009.
The business planning and financial forecasting process also included a review of industry and macroeconomic factors. Detailed research and forecast materials from leading industry and economic analysts were used to form Dex One’s assumptions and to provide context for the business plan and forecast. The planning and forecasting process was further informed by sensitivity analyses related to key industry and macroeconomic variables. Dex One’s final business plan and financial forecast was reviewed and approved by critical internal and external constituents during the fourth quarter of 2009. In addition to management’s responsibility for developing the forecast, Dex One’s Executive Committee and Board of Directors were actively involved and were ultimately responsible for reviewing and approving the Business plan and forecast and establishing our 2010 budget and bonus targets. Representatives and advisors to the secured and unsecured creditors’ committees also conducted due diligence on the business plan and financial forecast prior to Dex One’s submission of the long term forecast to the bankruptcy court.
In addition, in determining the equity component of our fresh start enterprise value, management also considered the trading value of the Company’s equity securities post emergence from Chapter 11 through the filing date of our March 31, 2010 Form 10-Q, which was May 13, 2010. Based on the volatility and low trading volume of our equity securities, management considered the trading value of the Company’s equity securities a factor, but not the primary indicator, in determining its equity value. ASC 852, Reorganizations, details a process that entities should consider in developing its enterprise/ reorganization value. This guidance informed the process in which the Company went through in developing a range of enterprise values for the reconstituted company with emphasis on the fact that the range of enterprise values is determined only after extensive negotiations between interested parties. We believe that the Company went through a very robust process that included extensive negotiations with our creditors. The estimates of the range of enterprise values predominately relied upon the discounted cash flow analysis methodology given the limitations associated with the applicability of both publicly traded company analysis and precedent transactions analysis. For a more detailed discussion of the process we utilized to arrive at the range of enterprise values, please see our disclosures contained on page 23 of our Form 10-Q in Note 3, “Fresh Start Accounting.” The bankruptcy disclosure statement estimated a range of enterprise values between $4.2 billion and $5.3 billion with a midpoint of $4.8 billion. Factoring in current conditions in the local search industry and general economic conditions, we used the midpoint between the low end of the range and the overall midpoint of the range of valuations as provided in the disclosure statement to determine the enterprise value of $4.5 billion. We believe that the half way point between the low end and midpoint of the range of enterprise values was appropriate after factoring in the current conditions in the local search industry, general economic conditions and our perspective on our long-term forecast and near-term revenue outlook.
Changes in Inputs & Assumptions
The Company’s cash flow projections used for our goodwill impairment testing during the second quarter of 2010 were approximately 11% less over a five year projection period than the cash flow projections used in conjunction with the valuation performed for our POR and used in fresh start accounting. As noted in more detail below, some of the main drivers for the decline in our cash flow projections were changes to the anticipated timing of improvement in local business conditions and advertising sales, changes in the anticipated rate of decline in print advertising and the fact that new products originally scheduled to be introduced in 2010 have not been deployed. As indicated on page 48 of our Form 10-Q, “Recent Trends Related to Our Business,” although our long-term financial forecast included in our POR and forming the basis for fresh start accounting anticipated a gradual improvement in local business conditions and advertising sales during 2010, during the second quarter, we concluded that such improvement was progressing slower than originally anticipated, particularly related to our print sales. During the second quarter of 2010, we determined that the current trending of our key performance indictors reflected significantly larger declines than anticipated in our POR. This is partly due to small business recovery lagging the broader economic recovery as well as our urban geographies lagging the broader economic recovery. Also, we determined that the secular decline in print advertising was greater than we anticipated in the POR. In addition, our new product offerings contemplated in the POR had not been introduced due to competitive and market factors and as such, cash flows associated with these initiatives were excluded from the projections used for our goodwill impairment testing during the second quarter of 2010. In addition, our industry is in a period of unprecedented change with many new competitors as it moves from a print only model to a digital model or a combination thereof. The pace of adoption of this model has a high degree of uncertainty. Based upon these market and economic related factors, we do not believe that the reduction in our long-term cash flow projections during the second quarter of 2010 was in our reasonable control and, therefore, was not foreseeable at the time we emerged from bankruptcy and applied fresh start accounting as of February 1, 2010. The Company also notes that trends associated with the timing of improvement in local business conditions and advertising sales and rate of decline in print advertising continued to show incremental declines during the third quarter of 2010.
Assumption Risk Factors
Many inputs, estimates and assumptions used in our long-term financial forecast models are sensitive and subject to volatility, especially market based inputs, estimates and assumptions that the Company believes are beyond our reasonable control. The Company had disclosed in Item 1A and Item 7 of its Form 10-K and Item 1 of its Form 10-Q, the risk factors and critical accounting estimates that could have a significant impact on our results of operations, financial position and cash flows for the current period as well as in future periods. For the Staff’s convenience, we have included excerpts of the disclosures below noting that various uncertainties were disclosed regarding estimates and assumptions used in developing our long-term projections and enterprise value in fresh start accounting:
Item 1A — Risk Factors — Form 10-K
Ongoing global credit and liquidity crisis and general economic factors — Page 19
“As a result of the ongoing credit and liquidity crisis in the United States and throughout the global financial system, substantial volatility in world capital markets and the banking industry has occurred. This volatility and other events have had a significant negative impact on financial markets, as well as the overall economy. From an operational perspective, we have continued to experience lower advertising sales primarily as a result of declines in new and recurring business, including both renewal and incremental sales to existing clients, mainly driven by (1) declines in overall advertising spending by businesses, (2) the significant impact of the weaker economy on smaller businesses in the markets in which we do business and (3) an increase in competition and more fragmentation in the local business search market. A continuation or deepening of the national or regional economic recession could continue to have a material adverse effect on our business, operating results or financial condition.”

Recognition of impairment charges related to our intangible assets and goodwill — Page 22
“If industry and economic conditions in our markets continue to deteriorate, resulting in further declines in advertising sales and operating results, and if the trading value of our debt and equity securities decline further, we will be required to again assess the recoverability and useful lives of our long-lived assets and other intangible assets. This could result in additional impairment charges, a reduction of remaining useful lives and acceleration of amortization expense.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations —
Critical Accounting Estimates — Form 10-K
Fresh Start Accounting — Page 54
“The Company will adopt fresh start accounting and reporting on the Fresh Start Reporting Date, February 1, 2010, in accordance with FASB ASC 852, as the holders of existing voting shares immediately before confirmation of the Plan received less than 50% of the emerging entity and the reorganization value of the Company’s assets was less than its post-petition liabilities and allowed claims. Under FASB ASC 852, the reorganization value represents the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the Company immediately after restructuring. The reorganization value is allocated to the respective fair value of assets. The excess reorganization value over the fair value of identified tangible and intangible assets is recorded as goodwill. Liabilities, other than deferred taxes, are stated at present values of amounts expected to be paid. Fair values of assets and liabilities represent our best estimates based on independent appraisals and valuations. Where the foregoing are not available, industry data and trends or references to relevant market rates and transactions are used. These estimates and assumptions are subject to significant uncertainties beyond our reasonable control. In addition, the market value of our common stock may differ materially from the fresh start equity valuation.”
Item 1. Financial Statement and Supplemental Data — Form 10-Q
Estimates - Page 22
“The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and certain expenses and the disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and assumptions. Estimates and assumptions are used in the determination of recoverability of long-lived assets, sales allowances, allowances for doubtful accounts, depreciation and amortization, employee benefit plans expense, restructuring reserves, deferred income taxes, certain estimates pertaining to liabilities under FASB ASC 740, certain assumptions pertaining to our stock-based awards, certain estimates associated with liabilities classified as liabilities subject to compromise, and certain estimates and assumptions used in our impairment evaluation of goodwill, definite-lived intangible assets and other long-lived assets, among others.”
Summary Conclusion
In conclusion, due to the volatility we have experienced related to key inputs, estimates and assumptions used in our cash flow projections, which we believe was caused by market and economic factors beyond our reasonable control, it was necessary to update our business plan and projections during the second quarter of 2010 in order to reflect current trending and outlook over our five year projection period. Based on this update, coupled with a significant decline in our debt and equity fair value subsequent to our emergence from Chapter 11, we could not support the previous concluded enterprise value and goodwill recorded in fresh start accounting. Therefore, we were required to recognize a goodwill impairment charge of $752.3 million during the three months ended June 30, 2010.
Note 7 — Derivative Financial Instruments, Page 37
17. You have noted that during the three and five months ended June 30, 2010, you had reclassified $7.1 million and $8.7 million, respectively, of hedging losses related to the interest rate swaps and interest rate caps into earnings. Since you had not designated these instruments in a cash flow hedging relationship, what were the reclassifications related to?
Response
As noted on page 33 of our Form 10-Q, none of the Company’s interest rate swaps and interest rate caps have been designated as cash flow hedges. Therefore, the Company does not benefit from cash flow hedge accounting treatment under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). The term that should be used for the disclosure is “recorded” rather than “reclassified” and we will revise such disclosure in future filings. In addition, in order to eliminate ambiguity, the Company will remove the term “hedging” from the disclosure included in future filings.

Note 13 — Dex One Corporation (“Parent Company”) Financial Statements, Page 43
18. Please expand your disclosure to explain in more detail the nature of the restrictions on you and your operating subsidiaries, specifically the use of proceeds generated to satisfy any obligations at the parent level. In addition, please quantify the amount of the restricted net assets, as required by Rule 4-08(e)(3)(ii) of Regulation S-X.
Response
Based upon an analysis of Regulation S-X 210.5-04, the Company concluded that condensed parent company financial information was required to be disclosed in our Form 10-Q. The agreements governing our operating subsidiaries’ credit facilities contain usual and customary representations and warranties as well as affirmative and negative covenants. The Company had previously disclosed certain covenant limitations and restrictions in Risk Factor 2 on pages 17-18 of our Form 10-K, which have not changed and have not required an update during 2010. In addition, on page 43 of our Form 10-Q, the Company disclosed “In general, substantially all of the net assets of the Company and its subsidiaries are restricted from being paid as dividends to any third party, and our subsidiaries are restricted from paying dividends, loans or advances to us with very limited exceptions, under the terms of our amended and restated credit facilities.” The “very limited exceptions” noted in the statement above are presented below in “Proposed Language for 2010 Form 10-K.” Since the Company believes that the very limited exceptions noted below are immaterial in determining restricted net assets, our position is that restricted net assets as of June 30, 2010 were materially quantifiable based upon information presented in the Condensed Parent Company Balance Sheet at June 30, 2010.
Regarding the nature of the restrictions on the Company and its operating subsidiaries, specifically the use of proceeds generated to satisfy any obligations at the parent level, as certain important and relevant information to your request has been disclosed in our Form 10-K and Form 10-Q, we respectfully request the Staff’s permission to commence the expanded disclosure noted below in our December 31, 2010 Form 10-K.

Proposed Language for 2010 Form 10-K
At the request of the Staff and to provide additional detail on the nature and restrictions of the use of proceeds to satisfy any obligations at the parent level, we will provide the following disclosure in the Parent Company footnote of our December 31, 2010 Form 10-K.
“The following condensed Parent Company financial statements should be read in conjunction with the consolidated financial statements of the Company and the Predecessor Company. As provided for in our amended and restated credit facilities, each of the Company’s operating subsidiaries are permitted to fund a share of the Parent Company’s interest obligations on the $300.0 million aggregate principal amount 12%/14% Senior Subordinated Notes due 2017 (“Dex One Senior Subordinated Notes”). In addition, each of the operating subsidiaries is permitted to send up to $5 million annually to the Parent Company for its use on an unrestricted basis. Other funds, based on a percentage of each operating subsidiaries’ excess cash flow, as defined in each credit agreement, may be provided to the Parent Company to fund specific activities, such as acquisitions. Lastly, our operating subsidiaries fund on a proportionate basis those expenses paid by the Parent Company to fund the daily operations of our operating subsidiaries. Excluding the very limited exceptions noted above, all of the net assets of the Company and its subsidiaries are restricted from being paid as dividends to any third party, and our subsidiaries are restricted from paying dividends, loans or advances to us under the terms of our amended and restated credit facilities.”
Liquidity and Capital Resources, Page 72
19. Please expand to discuss the restrictions that have triggered Parent Company financials and the effect it may have on the Company’s meeting its obligations, specifically obligations that are at the parent company level.
Response
As noted in our response to Comment 18 above, the Company has disclosed detail of the restrictive covenants under our debt agreements under Risk Factor 2 on pages 17-18 of our Form 10-K, which have not changed and have not required an update during 2010. In that risk factor, the Company also states that “Our ability to maintain compliance with these financial covenants during 2010 is dependent on various factors, certain of which are outside of our control. Such factors include our ability to generate sufficient revenues and cash flows from operations, our ability to achieve reductions in our outstanding indebtedness, changes in interest rates and the impact on earnings, investments and liabilities.” In conjunction with that risk factor, on page 74 of our Form 10-Q, Item 2 — “Management Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Cash Flows,” the Company states, “Based on current financial projections, but in any event for the next 12-15 months, the Company expects to be able to continue to generate cash flows from operations in amounts sufficient to fund operations and capital expenditures, as well as meet debt service requirements. However, no assurances can be made that our business will generate sufficient cash flows from operations to enable us to fund these prospective cash requirements.” We believe this disclosure addresses the Company’s liquidity and capital resources for the reporting period and future periods as a whole, including the parent company level. However, in order to provide additional detail on the nature and restrictions that have triggered parent company financials and the effect the restrictions may have on the Company’s meeting its obligations, specifically obligations that are at the parent company level, we respectfully request the Staff’s permission to commence the expanded disclosure noted below in our December 31, 2010 Form 10-K.
Proposed Language for 2010 Form 10-K
“As provided for in our amended and restated credit facilities, each of the Company’s operating subsidiaries are permitted to fund a share of the Company’s interest obligations on the $300.0 million aggregate principal amount 12%/14% Senior Subordinated Notes due 2017 (“Dex One Senior Subordinated Notes”). In addition, each of our operating subsidiaries is permitted to send up to $5 million annually to the Company for its use on an unrestricted basis. Other funds, based on a percentage of each operating subsidiaries’ excess cash flow, as defined in each credit agreement, may be provided to the Company to fund specific activities, such as acquisitions. Lastly, our operating subsidiaries fund on a proportionate basis those expenses paid by the Company to fund the daily operations of our operating subsidiaries. Excluding the very limited exceptions noted above, all of the net assets of the Company and its subsidiaries are restricted from being paid as dividends to any third party, and our subsidiaries are restricted from paying dividends, loans or advances to us under the terms of our amended and restated credit facilities.
The Company currently believes that the limitations and restrictions imposed by our amended and restated credit facilities noted above will not impact our ability to fund operations and capital expenditures as well as meet debt service requirements, specifically at the parent company level. However, no assurances can be made that these limitations and restrictions will not have an impact on our ability to fund operations and capital expenditures as well as meet debt service requirements specifically at the parent company level in the future.”
* * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have provided this response letter to you via facsimile, as well as through EDGAR submission, to facilitate an expeditious resolution to any remaining comments the Staff may have.
Please contact me at (919) 297-1116 should you wish to discuss any of the Company’s responses. Thank you for your continuing attention to this matter.

Sincerely,

/s/ Steven M. Blondy

Steven M. Blondy
Executive Vice President and Chief Financial Officer
cc:
Mark Hianik, Esq.
Brandon Hill
Rahim Ismail
Celeste Murphy
Carlos Pacho
Larry Spirgel